U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 1 TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                        LUNA MEDICAL TECHNOLOGIES, INC.,
                              a Nevada corporation
             (Exact name of registrant as specified in its charter)


NEVADA                                                                98-0207745
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


1820-1095 West Pender Street, Vancouver, British Columbia, Canada        V6E 2M6
(Address of registrant's principal executive offices)                 (Zip Code)


                                  604.687.0719
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

    Title of Each Class                   Name of Each Exchange on which
    to be so Registered:                  Each Class is to be Registered:
    --------------------                  -------------------------------

            None                                       None

Securities to be registered under Section 12(g) of the Act:

Common Stock, Par Value $.001                Preferred Stock, Par Value $.001
-----------------------------                --------------------------------
       (Title of Class)                              (Title of Class)



                                   Copies to:

                              Thomas E. Stepp, Jr.
                             Stepp & Beauchamp, LLP
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile: 949.660.9010


                                  Page 1 of 16
                      Exhibit Index is specified on Page 15

                         Luna Medical Technologies, Inc.
                              a Nevada corporation

          Index to Amendment No. 1 to Form 10-SB Registration Statement

Item Number and Caption                                                     Page
-----------------------                                                     ----

  1.   Description of Business.................................................3
          Development of the Company...........................................3
          Business of the Company..............................................3
          Government Approval..................................................4
          Patents..............................................................4
          The Company's Subsidiary ............................................5
          Marketing and Sales Strategy.........................................5
          Competition..........................................................6
          Personal Fertility Technologies, Inc. ("PFT")........................6
          Med-Direct Products Inc. ("MDP").....................................6
          Natural Family Planning Using the Luna Fertility Indicator...........6
          Basic Fertility Awareness............................................7
          Other Methods of Natural Family Planning.............................7
          Employees............................................................7
          Reports to Security Holders..........................................7
  2.   Management's Discussion and Analysis of Financial
       Condition and Results of Operations.....................................7
          Revenue..............................................................7
          Costs and Expenses...................................................8
          Liquidity and Capital Resources......................................8
          Results of Operations................................................9
          Year 2000 Compliance.................................................9
  3.   Description of Property................................................10
       Property Held by the Company ..........................................10
  4.   Security Ownership of Certain Beneficial Owners........................10
       (a) Security Ownership of Certain Beneficial Owners....................10
       (b) Security Ownership of Management...................................10
       Changes in Control.....................................................10
  5.   Directors, Executive Officers, Promoters and Control Persons...........10
  6.   Executive Compensation - Remuneration of Directors and Officers........11
  7.   Certain Relationships and Related Transactions.........................12
           Compensation to Officers and Directors of the Company..............12
           Related Party Transactions.........................................12
           Transactions with Promoters........................................12
  8.   Legal Proceedings......................................................12
  9.   Market for Common Equity and Related Stockholder Matters...............12
  10.  Recent Sales of Unregistered Securities................................12
  11.  Description of Securities..............................................13
  12.  Indemnification of Directors and Officers..............................13
  13.  Financial Statements...................................................14
  14.  Changes in and Disagreements with Accountants on
       Accounting and Financial Disclosure....................................14
  15.  Financial Statements and Exhibits......................................14

  Signatures    ..............................................................16


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

Item 1. Description of Business.


Development  of  the  Company.  Luna  Medical   Technologies,   Inc.,  a  Nevada
corporation ("Company"), formerly entitled Luna Technologies, Inc., was incorporated in the State of Nevada on January 19, 1999. On or about May 31, 1999, the Company changed its name to Luna Medical Technologies, Inc. The executive offices of the Company are located at 1820-1095 West Pender Street, Vancouver, British Columbia, Canada V6E 2M6. The Company's telephone number is 604.687.0719.

Business of the Company. On or about January 31, 1999, the Company entered into an exclusive worldwide license agreement ("Agreement") with Luna Products, Inc., a Canadian corporation ("LPI"), to distribute the Luna Fertility Indicator ("Indicator"), a lightweight, highly accurate and re-usable home fertility test. As a point of clarification, as used in this Amendment No. 1 to the Company's Registration Statement on Form 10-SB the term "US$" means and refers to the currency of the United States of America, unless otherwise stated. As used in this Amendment No. 1 to the Company's Registration Statement on Form 10-SB the term "CDN$" means the currency of Canada, in Canadian Dollars, unless otherwise stated. The Agreement also grants the Company the right to distribute fertility charts with every purchase of the Indicator (described in more detail below). In exchange for the grant of the worldwide license ("License"), the Company agreed to lend LPI US$40,000, interest free ("Loan"), and spend a minimum of US$20,000 on marketing the Indicator. The Agreement provides that LPI shall repay the Loan by paying to the Company a fee of CDN$1.00 for each Indicator sold for the first 30,000 Indicators sold, then CDN$.50 per Indicator sold in perpetuity. LPI is not required to repay the Loan within any specified period of time. The term of the Loan will be dependent on the number of Indicators sold by the Company. The Company was also given the option of converting the Loan to a 50% equity interest in LPI, in which case LPI would have no obligation to repay the Loan or any royalties. The Company also agreed to pay LPI a 5% royalty on the total gross sales of the Indicator during the term of the License. Moreover, the Company agreed to pay directly to Jim Emmerson, a director of LPI, a royalty of CDN$1.00 per Indicator sold in perpetuity. The license granted under the Agreement expires upon repayment of the Loan. However, the Agreement does contemplate a continuing relationship between LPI and the Company beyond the repayment of the Loan. Except for their relationship regarding the Indicator, the Company and LPI have no other affiliation.

On or about May 6, 1999, the Company and LPI agreed to amend the Agreement ("Amendment"). Among other things, the Company agreed not to exercise its right to convert the Loan to a 50% equity interest in LPI. LPI agreed that the Indicator would be sold to the Company for CDN$12.50, if the Company sold the Indicator to wholesalers and distributors, and CDN$16.50 if the Company sold the Indicator directly to consumers. The Company also agreed to increase expenditures for marketing the Indicator to CDN$250,000 or more, to be expended on or before May 31, 2000. The exclusive marketing rights and royalty payments provided for under the Agreement and those terms and conditions contained in the Amendment, apply to the Indicator and any modified version of the Indicator but do not apply to other products that may be developed by LPI.

The concept behind the Indicator has been used in Europe for some time. Although no product exactly like the Indicator is being sold in Europe, the Company believes that the medical principles behind the Indicator involving the analysis of a woman's saliva to determine fertility, have been the subject of clinical tests to verify the safety and accuracy of that concept. However, the Company cannot attest to the extent, nature, accuracy or validity of those tests. Quite simply, a woman's body fluids indicate the changes in hormones during different phases of her fertility cycle. When the dried fluids are viewed through a powerful magnifier, patterns in the crystallized fluids indicate the stage of her fertility cycle. The Indicator relies on the medical fact that saliva crystallizes in the same special way as uterine cervical mucus, due to the action of the estrogens, presenting the appearance of fern-type branches. In 1948, Dr. Ridborg first discovered physiological variations in the crystallized arrangement of saliva (or cervical uterine mucus) related to ovulation. Later, Doctors Evelyn L. and John J. Billings identified this scientific discovery as an indicator of female fertility.

In 1969, at the Royal Academy of Medicine in Barcelona, Spain, Dr. Biel documented his investigations evidencing the relationship between hormonal changes during the menstrual cycle and crystallization of female saliva during

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

ovulation, which followed an identical pattern in uterine cervical mucus. Specifically, a woman's saliva and uterine cervical mucus only crystallize during a period of from 6 to 8 days, during the fertile stage of the menstrual and ovulation cycle. It is important to note that individual advances and delays in ovulation do not affect this method's precision, as the method relies on ovulation itself rather than a projected cycle date.

The secretion of estrogen and progesterone changes daily during a woman's menstrual cycle, influencing the characteristics, which can be observed in the dried body fluids, in particular, saliva and cervical fluid. These observable characteristics include an increase in filaceousness (that is, the appearance of thread-type anatomical structures) and specific changes in the crystalline patterns during the days preceding ovulation. The increase of estrogen during the whole of the first stage of the menstrual cycle produces changes in the consistency and crystallization of saliva, in the same way as in uterine cervical mucus. The estrogens only produce crystallization of these fluids when they reach a certain concentration. This concentration is reached 3 to 4 days prior to ovulation.

The simple procedure to produce and examine these crystalline patterns is by placing a saliva (or cervical mucus fluid) sample on a slide to evaporate and view through a small, powerful, hand-held microscope. By repeated in-home testing, a woman can track her complete ovulation cycle without the nuisance of urine tests, temperature tests and monthly calendar tracking, or costly visits to a fertility or health care service. It is totally private, non-invasive, and chemical free method of testing for fertility.

The Indicator takes up slightly more space than a lipstick and can be used any private place with access to natural or clear light. A woman simply places a sample of her saliva on the clean slide, allows the saliva to dry, then holds the slide up to a 40-watt or greater light source and looks at the saliva pattern through the eyepiece. The woman then compares her saliva patterns indicated in the book of charts provided free of charge with the Indicator. Comparing the saliva patterns will indicate her state of fertility. The charts are easy to use consisting mainly of the woman noting on the chart whether she is fertile or infertile based on the saliva patterns, thus providing a quick and easy reference indicating her monthly fertility cycle. If the woman is in the biologically active, fertile phase, her saliva will crystallize and fibrous "fern-type" patterns will be clearly viewed in the small Indicator in-home small microscope. Then she can rinse off the slide and put it away until the next use.

The Company anticipates that the Indicator will be used as a guide to determine the different phases of the fertility cycle and as an aid to encourage conception. The Company does not intend for this device to be used or considered as a contraceptive or method of birth control. The distinction lies in the difference between anti-procreative sex (contraception) and non-procreative sex (natural family planning). Please refer to the section entitled "Natural Family Planning using the Luna Fertility Indicator" on page 6.

Government Approval. In order to sell the Company's product in Canada, the Company was required to obtain a Drug Identification Number ("DIN"). The Company has applied for and received DIN186759.

In order to sell the Company's products in the United States, the Company is currently preparing the requisite filing documents for application with the Food and Drug Administration ("FDA"). The Company expects that the initial FDA filing will occur within the next 60 days. The Company anticipates that because the Indicator is non-invasive, the FDA application process will take approximately six (6) months to complete. The Company anticipates that it will market the Indicator to various countries and will at that time make the proper application for any required governmental approvals. At this time, the Company has not applied for any additional governmental approvals.

Patents. LPI has applied for and received a Canadian design patent for the manufacture of the Indicator. The Company has not been assigned any ownership rights in that Canadian patent. Neither LPI nor the Company have either applied for or obtained a United States patent covering the Indicator. The Company regards certain aspects of the Indicator as proprietary and will attempt to protect such proprietary information through contractual restrictions on disclosure, copying and distribution. The Company itself does not hold any patents. Except as protected by the Canadian patent held by LPI, there can be no assurance that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to their Company's technologies. While the Company believes that its rights in the Indicator do not and will not infringe or violate proprietary rights of others, it is possible that infringement of proprietary rights of others may occur. Any such claims, with or without merit, can be time consuming and difficult to defend and, if successful, could have a material adverse effect on the Company.

The Company's Subsidiary. On or about May 11, 1999, the Company caused to be incorporated, in British Columbia, Luna Fertility Indicator, Inc. Luna Fertility Indicator, Inc., is currently a wholly-owned subsidiary of the Company. The Company anticipates that the primary business of Luna Fertility Indicator, Inc., will be marketing and distributing the Indicator.

Marketing and Sales Strategy. The Company plans to establish the Indicator as an effective and easy method of in-home fertility testing. The Company has hired, on an as needed basis, Melissa Gervais to act as an in-house marketing and public relations consultant to co-ordinate an advertising campaign in targeted media such as medical journals, women's magazines, religious publications and other selected media. From January 19, 1999 (inception) through June 30, 1999, the Company has paid Ms. Gervais a total of US$16,830 in consulting fees. The Company hopes that Ms. Gervais' efforts will help generate immediate awareness of the Indicator. The Company will attempt to market the Indicator in major chain drug stores using selected regional distributors.

The Company has agreed in principal on a distribution contract with Bathurst Sales ("Bathurst") of Downsview, Ontario, Canada's leading distributor of cosmetics and personal care products, whose customers include London Drugs, Shoppers Drug Mart, Pharma Plus Drugmarts, Lawton's Drug Stores and Uniprix. Bathurst distributes products such as Revlon, John Frieda, Elizabeth Arden, Rubbermaid, AM Cosmetics and Vogue International, and its current clients are those that the Company desires will market and promote the Indicator. Bathurst will be informed of the dates of the Company's advertising programs to co-ordinate any co-operative advertising plans that its clients may have for the period. Bathurst has orally agreed to distribute the Indicator and negotiations are ongoing to reduce the terms, conditions and covenants to writing. The Company anticipates that the written agreement between the Company and Bathurst will provide for the shipment, FOB Vancouver, on a CDN$22.00 per unit basis.

The Company is in the process of developing new and attractive ways to market the Indicator. During the last several months, the Company has designed new packaging and marketing materials which the Company believes will enhance the appeal of the Indicator. The Indicator is now being represented in Canada by two distributors. The first distributor, Bathurst, sells various products to traditional drug stores. The second distributor, Inno-Vite, sells various products to health food stores such as Caper's, Vitamin House, Choices, Nutrition House, GNC and Noah's Natural Foods. The Company is also involved in the advertising and promotion of the Indicator on the Internet. The Company's Internet website is www.lunafert.com. The Company continues to negotiate with the companies interested in the Company's Indicator in other markets throughout the world. The Company anticipates that distribution arrangements will be finalized within six (6) months of securing the necessary governmental approvals in those foreign markets.

The Company has commenced sales of the Indicator in Canada. The Company has focused its initial sales efforts in Canada because it has received government approval to distribute the Indicator. The Company anticipates that it will initiate a mail order campaign and advertising in selected publications. The Company has begun discussing with potential distributors in Taiwan, South Africa and Turkey the potential foreign markets for the Indicator. The Company hopes to expand marketing and distribution into Spain, Turkey and the United States. However, since all discussions with such distributors are merely preliminary, the Company cannot predict when, or even if, it will penetrate such markets. The Company also anticipates providing distributors with rebates for co-operative advertising and freight and discount allowances. At this time, the Company's only business is the marketing and distribution of the Indicator. The Company is generating revenue from the sale of the Indicator in Canada (more particularly described in Item 2 of this Amendment No. 1 to the Company's Registration Statement on Form 10-SB). The Company has a very limited operating history and has not realized significant revenues from its operations.

The Indicator will be targeted toward: (i) chain drug stores and pharmacy retailers, (ii) distributors selling to health food chains, and (iii) natural or homeopathic medical clinics.

Competition. The Company has identified two significant competitors, Personal Fertility Technologies, Inc. and Med-Direct Products, Inc.

Personal Fertility Technologies, Inc. ("PFT"). Headquartered in Gold River, California, PFT has designed a product called the PFT 1-2-3(TM) , which uses colored slides to incorporate a technique similar to the staining method used in medical test laboratories. PFT has distributors in Mexico, Germany, Hong Kong and Canada. The retail price of the PFT 1-2-3 ranges from anywhere from US$89.95 to US$129.95. To the best of the Company's knowledge, this product has not been approved by the United States Food and Drug Administration, but is currently being re-tested for distribution in the United States.

Med-Direct  Products Inc. ("MDP").  Headquartered in Australia,  MDP distributes
(i) the Lady Fertility Tester, a saliva-based fertility test; (ii) the Bioself Fertility Indicator, a temperature and calendar-based fertility test; (iii) the Lady Ovulation Tester, a urine-based fertility test; and (iv) the Lady Pregnancy Tester, also a urine-based fertility test. The Lady Fertility Tester is not for sale in either Canada or the United States. In Australia, the Lady Fertility Tester retails for 55 Australian Dollars or approximately US$35.00

The Indicator retails for approximately CDN$40.00, providing the Company with a competitive pricing advantage. The Indicator also requires the purchase of a CDN$3.00 book of charts per year. The charts accompanying the Indicator are provided free of charge with the purchase of an Indicator. The Company also believes that it will have a significant advantage over the Australian product because of the North American Free Trade Agreement and monetary exchange rates favorable for the export of Canadian products. The Company may reduce its introductory price to attract distributors.

The Company believes that the Indicator occupies a unique position in the market for natural family planning methods. The Company believes that the unique features of the Indicator will allow it to compete with, and in some circumstances, surpass its competition. However, the Company will compete directly with other companies and businesses that will have developed or are in the process of developing products that will be competitive with products marketed by the Company. There can be no assurance that other products that are functionally equivalent or similar to the Indicator have not been developed or are not in development. The Company believes that there are companies and businesses that exist and may have developed or are developing such products as well as other companies and businesses that have the expertise that would encourage them to develop and market products directly competitive with those marketed by the Company. Many of these competitors have greater financial and other resources, and more experience in research and development, than the Company or its subsidiary. There can be no assurance that the competitors of the Company have not or will not succeed in developing products that are more effective than the Indicator, or which would render the Indicator obsolete and non-competitive. Many of the competitors of the Company have substantially greater experience, technical and financial resources in production, marketing and development capabilities than the Company.

Natural Family Planning Using the Luna Fertility Indicator. The health problems and abortifacient properties associated with pills, IUDs, and Norplant have been documented but seldom disseminated to patients. The Company believes that the Indicator has no side effects that can reduce fertility in the long-term. The Company believes that natural family planning using the Indicator is a safe and effective natural family planning device. The Company believes that the use of the Indicator is a helpful and useful way to plan pregnancy. The Company believes that approximately 20% of couples experience problems achieving pregnancy when they want to. The Company believes that the Indicator is particularly useful to those women suffering from either reduced or marginal fertility. The fertility awareness provided by the Indicator allows the couple to take advantage of those times when the woman is most fertile. The Company believes that the Indicator is based on sound scientific knowledge, helpful in assisting couples in understanding mutual fertility, morally acceptable and easy to learn. The Company believes that the use of the Indicator and the accompanying charts will encourage and facilitate couples to (i) follow each cycle as it unfolds;(ii) understand certain psychological reactions; (iii) discern the period of ovulation; (iv) recognize possible signs of infertility;
(v) predict menstruation; (vi) detect the re-establishment of ovulatory cycles after taking contraceptive pills or after pregnancy; (vii) promote conscious procreation; (viii) assist them in the choice, use and


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

means of contraception regulation; and (ix) recognize the approach of menopause. The Indicator allows for a couple to track the woman's fertility very effectively without chemicals, mechanical or surgical means.

Basic Fertility Awareness. In a typical menstrual cycle, a woman has several days of bleeding, usually followed by a few infertile days, then several days during which fertile cervical fluid is produced, then ovulation. About 2 weeks after ovulation the cycle ends and the bleeding of the next cycle begins. The different parts of this cycle can be identified by changes in body temperature and production of cervical fluid. In the usual cycle, cervical fluid increases, ovulation occurs, then the cervical fluid dries and basal body temperature increases. An increase in basal body temperature of approximately half a degree Fahrenheit is a reliable indicator that ovulation has occurred. This increase in basal body temperature remains for approximately 2 weeks (called the "luteal phase"), then usually decreases just before menses starts again.

Other Methods of Natural Family Planning. The now almost obsolete Calendar Rhythm method used each woman's past menstrual cycle history to predict future cycles. Its method effectiveness, up to 87%, was similar to that of its competitors in the 1930's and 1940's. The Ovulation Method ("OM"), also known as the Billings method, depended on observation of menstrual bleeding and the production of cervical fluid. Such observations were subject to misinterpretation. Also, in a very short menstrual cycle, fertile cervical fluid may begin to be produced before menstruation has finished, and it may be difficult to observe in the presence of bleeding.

Using cervical fluid observations such as the OM but cross-checking those observations by temperature is called the Sympto-Thermal Method ("STM"). STM requires daily temperature measurements, taken upon waking in the morning at the same time every day. It also relies on symptoms of fertility, most commonly the presence of fertile cervical fluid, and the position of the cervix. Around the fertile time, the cervix withdraws further into the body and the opening of the cervix increases. At the time of ovulation, temperature starts to increase about half a degree Fahrenheit. Cross-checked with the other symptoms, this provides confirmation that ovulation is occurring and then determines the infertile time following ovulation.

Recently, researchers have defined what they call the Lactation Amenorrhea Method ("LAM"). After giving birth, a woman normally experiences a time of infertility until her body is ready for another pregnancy. If a woman doesn't breastfeed, this period of infertility is usually quite short. If a woman exclusively breastfeeds, without pacifiers, bottles or schedules, the average length of infertility is 14 months, but can vary from a few months to several years.

Employees. The Company does not currently have any employees. The Company currently uses the services of three consultants at its corporate office in Vancouver, British Columbia. Campbell Capital Advisory, Inc., provides the services of Gordon McDougall, President and Chief Executive Officer of the Company, for management and administrative services to the Company. Melissa Gervais provides in-house marketing and sales services to the Company. Glen Wallace supplies accounting and financial consulting services on a month-to-month, as needed basis.

Reports to Security Holders. The Company intends to provide an annual report to its security holders, which will include audited financial statements. The Company will become a reporting company with the Securities and Exchange Commission ("SEC") upon the effective date of this Registration Statement on Form 10-SB, at which time the public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. The Company does currently maintain its own Internet address at www.lunafert.com.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenue. The Company's year end is March 31 and its first year end was March 31, 1999. For the first fiscal year, which covered the period from the date of incorporation on January 19, 1999 to March 31, 1999, the Company


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

generated gross revenue of US$1,020 from sales of the Indicator, and an operating loss of approximately US$29,100. For the first fiscal quarter, which covered the period from April 1, 1999 to June 30, 1999, the Company generated revenue of US$15,547 from sales of the Indicator. For that same period, the Company experienced an operating loss of approximately US$70,200. The following chart represents historical sales of the Indicator.

                                Schedule of Sales
                        January 19, 1999 to June 30, 1999

================================================================================
    Month                            Sales                Units Sold
================================================================================
    January 1999                          US$0                   0
--------------------------------------------------------------------------------
    February 1999                         US$0                   0
--------------------------------------------------------------------------------
    March 1999                        US$1,020                  75
--------------------------------------------------------------------------------
    April 1999                        US$1,061                  77
--------------------------------------------------------------------------------
    May 1999                         US$13,187                 798
--------------------------------------------------------------------------------
    June 1999                         US$1,299                  32
================================================================================

Costs and Expenses. Cost of sales for the fiscal year ended March 31, 1999, represented 81.1% of revenues. For the first fiscal quarter ended June 30, 1999, these costs represented 59.7% of that period's comparatively higher revenues. The Company believes the higher proportion of cost of sales for the fiscal year ended March 31, 1999, was the result of the commencement of initial sales of the Indicator, and the lower proportion during the first fiscal quarter ended June 30, 1999, is more indicative of the anticipated revenue to cost ratio.

Consulting fees of US$13,163 represented the largest single expense for the fiscal year ended March 31, 1999 and consisted of US$8,163 for in-house marketing services and US$5,000 for management fees paid to Campbell Capital Advisory, Inc. (see Item 7). For the first fiscal quarter ended June 30, 1999, consulting fees totaled US$11,437 which was the direct result of increased marketing activity related to the Indicator. Management fees of US$15,000 accrued to Campbell Capital Advisory, Inc., were disclosed separately in the first fiscal quarter's financial statements.

Marketing expenses totaled US$5,907 for the fiscal year ended March 31, 1999 and US$24,787 for the first fiscal quarter ended June 30, 1999, which resulted from increased marketing activity relating to the Indicator.

Liquidity and Capital Resources. Net cash used for operating activities was US$27,071 for the fiscal year ended March 31, 1999, and US$32,038 for the first fiscal quarter ended June 30, 1999. The net cash used for operating activities during fiscal year ended March 31, 1999, consisted primarily of the net loss of US$29,097 during the development stage and increases in prepaid expenses, accounts payable and accrued liabilities. Net cash used by operations during the first fiscal quarter ended June 30, 1999 consisted primarily of the net loss of US$70,232 and was offset to an extent by an increase in accounts payable and accrued liabilities of US$37,278.

Net cash used by investing activities was US$40,001 for the fiscal year ended March 31, 1999. During this period, the Company advanced a loan of US$40,000 to Luna Products, Inc., pursuant to the agreement to acquire the worldwide license to distribute the Luna Fertility Indicator, as described in Item 1. During the first fiscal quarter ended June 30, 1999, net cash used by investing activities totaled US$710.

Net cash provided by financing activities totaled US$76,969 for fiscal year ended March 31, 1999, of which US$72,500 came from the sale of 7,310,660 shares of the Company's common stock. A further US$20,469 came from short-term loans from Campbell Capital Advisory, Inc., the sole shareholder of which is Mr. Gordon McDougall, President, Chief Executive Officer and director of the Company (see Item 7). During the period, US$16,000 of these short-term loans were repaid. During the first fiscal quarter ended June 30, 1999, net cash provided by financing activities totaled US$27,337. Of this total, additional loans totaling US$5,398 were advanced by Campbell Capital Advisory, Inc., and the Company received short term loans totaling US$16,939 from Javelin

Enterprises. None of the officers or directors of the Company are affiliated with Javelin Enterprises; as such, the loan to the Company was at arm's-length. The loan from Campbell Capital Advisory, Inc., is unsecured, bears no interest and has no fixed terms of repayment, and is to be repaid as funds become available. The loan from Javelin Enterprises bears interest at ten percent (10%) per annum and is due and payable on or before June 2, 2000. The Company has the option to repay the loan to Javelin Enterprises prior to June 2, 2000, without penalty.

As at March 31, 1999 and June 30, 1999, the Company had cash resources of US$9,897 and US$4,486, respectively, the latter of which constitutes the Company's present internal sources of liquidity. Because the Company is generating only limited revenues from the sale of the Indicator product, the Company's main external source of liquidity is the sale of its capital stock.

The Company, being a developmental stage enterprise, is currently focusing its efforts on the marketing and sale of the Indicator which will, if successful, mitigate the net loss experienced by the Company. The Company is reviewing its options to raise substantial equity capital. Management has proceeded as planned in the ongoing development, marketing and sale of the Indicator. In order to satisfy its requisite budget, management has held and continues to conduct negotiations with potential investors. The Company hopes that these negotiations will result in significant investment in the Company. To achieve and maintain its competitiveness of the Indicator and to conduct costly and time-consuming marketing and promotional activities, the Company may be required to raise additional funds in addition to the funds already raised through the issuance of the Company's shares and through the realization of limited revenue from sales of the Indicator. The Company's forecast for the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties, and actual results could fail as a result of a number of factors. The Company anticipates that it will need to raise additional capital in order to promote, market and distribute the Indicator. Such additional capital may be raised through public or private financings as well as other borrowings and other resources.

There can be no assurances that additional funding will be available under favorable terms, if at all. If adequate funds are not available, the Company may be required to curtail operations significantly or to obtain funds by entering into arrangements with collaborative partners or may require the Company to relinquish rights to the Indicator that the Company would not otherwise relinquish. However, the Company believes its is poised to maintain its long-term liquidity. The Company believes that it can continue to successfully market and sell the Indicator.

Results of Operations. The Company did not realize significant revenue from sales of the Indicator from January 19, 1999 (inception) to March 31, 1999. The Company did realize gross revenue of US$1,020 for that period, and US$15,547 for the first fiscal quarter ended June 30, 1999 from sales of the Indicator. However, the Company was incorporated on January 19, 1999, and as such has no significant operating history upon which an estimate of future earnings can be based.

Year 2000 Compliance. Historically, certain computer programs were written using two digits rather than four to define the applicable year. Accordingly, the Company's software could recognize the date using "00" as 1900 rather than the Year 2000, which could result in major systems failures or miscalculations commonly referred to as the Year 2000 issue. The Company has performed an assessment of its information technology systems of the Company and expects that all necessary modifications and necessary replacements will be completed in a timely manner to ensure the systems are Year 2000 compliant. The Company currently utilizes only two personal computers. Based upon the Company's estimates, the cost of addressing the Year 2000 issue as it relates to the Company's computers are not expected to have a material adverse effect on the Company's financial situation, results of operations or cash flows. The potential impact of the Year 2000 issue on significant customers, vendors or suppliers of the Company cannot be reasonably estimated at this time. The Company is not yet certain as to the extent to which the computer software and business systems of its customers and suppliers are Year 2000 compliant. If systems of third parties with which the Company does significant business are not timely converted or, if the Company fails to timely complete the necessary modifications to its own systems, the Year 2000 issue could have a material adverse effect on the Company's business, financial conditions, results of operations and cash flows. The Company's contingency plan is to routinely back up its computer information off of the two computers the Company utilizes in order to ensure that the information is not lost should the Year 2000 issue have a material effect on the Company's computer system. The cost incurred by the Company to address the Year 2000 issue has been de-minimus.

Item 3. Description of Property

Property held by the Company. The Company does not own any significant property.

The Company's Facilities. The Company occupies facilities consisting of 600 square feet of commercial office space located at 1820-1095 West Pender Street, Vancouver, British Columbia, V6E 2M6. Those facilities are provided to the Company by Campbell Capital Advisory, Inc. on a month-to-month basis. The Company has no financial obligation for or relating to those facilities.

The Company also rents, on an as-needed basis, storage and work space from Melissa Gervais for US$400 a month. From January 19, 1999 (inception), to June 30, 1999, the Company had paid US$1600 to Ms. Gervais.

Item 4. Security Ownership of Certain Beneficial Owners and Management

     (a) Security Ownership of Certain Beneficial Owners. Other than officers and directors, there are no persons who are beneficial owners of 5% or more of the Company's issued and outstanding common stock.

     (b) Security Ownership of Management. The directors and principal executive officers of the Company beneficially own, in the aggregate, 6,000,000 shares of the Company's $.001 par value common stock, or approximately 82.1% of the issued and outstanding shares of such common stock, as set forth on the following table:

Title of Class           Name and Address of Beneficial Owner      Amount and Nature of Beneficial Owner       Percent of Class
--------------------     --------------------------------------    ----------------------------------------    ---------------------
Common Stock             Campbell Capital Advisory, Inc.           6,000,000                                   82.1%
                         10832 Magnolia Court                      An entity wholly-owned by Gordon
                         Delta, British Columbia,                  McDougall, President and the sole
                         Canada V4K 2L3                            director of the Company

                         All officers and directors as a group     6,000,000                                   82.1%

Gordon McDougall, President and sole director of the Company, is the President and sole shareholder of Campbell Capital Advisory, Inc.

Changes in Control. Management of the Company is not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403(c) of Regulation S-B.

Item 5. Directors, Executive Officers, Promoters and Control Persons

The directors and principal executive officers of the Company are as specified on the following table:

================================================================================
          Name                      Age            Position
--------------------------------------------------------------------------------
          Gordon McDougall          43             President and Director
================================================================================

Gordon McDougall, age 43, is a member of the Board of Directors of the Company. Mr. McDougall currently holds the offices of Chairman of the Board of Directors and President, Chief Executive Officer, Secretary, and Chief Financial Officer of the Company.

Mr. McDougall has 17 years experience in general management, venture capital, and financing, primarily with emerging companies. Mr. McDougall's business experience includes general management, venture capital and the financing of emerging companies. From 1994 to January 1996 he was chief executive officer for Sierra Capital Corporation. Previously, Mr. McDougall was a registered representative with Nesbitt, Thomson, Bongard, Inc; Corporate Development Consultant; SOLUS Technology Corporation (building automation systems) and president of LMB Holdings Ltd. (consulting and franchising). From April 1986 to June 1987, Mr. McDougall was vice-president of Orcatron Communications, Inc. Since September 1987, Mr. McDougall has been president of LMB Holdings Ltd. Mr. McDougall was also president of Campbell Technologies Inc. and president, chief financial officer and secretary of C-2 Technologies, Inc. Mr. McDougall is the current president and chief executive officer of Campbell Capital Advisory, Inc. Mr. McDougall's experience as a director includes directorships with Orcatron Communications Ltd. (manufacturer of wireless communication equipment for underwater use by commercial, military and recreational divers); Shelter Island Venture Capital (VCC) Corp. (founding shareholder); Raider Reach Manufacturing Ltd (construction equipment); BCS Technology Inc.; Sierra Capital Corp.; Campbell Technologies, Inc.; and C-2 Technologies, Inc. Mr. McDougall is currently on the Board of Directors of SOLUS Venture Capital (VCC) Corp.; Shelter Island Venture Capital (VCC) Corporation; LMB Holdings Ltd.; Campbell Capital Advisory, Inc.; and the Company.

All directors of the Company hold office until the next annual meeting of the shareholders and the election and qualification of their successors. The Officers of the Company are elected annually by the Board of Directors and serve at the discretion of the Board of Directors.

There are no significant employees expected by the Company to make a significant contribution to the business of the Company.

There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining Mr. McDougall from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft or of any felony, nor is Mr. McDougall the officer or director of any corporation or entity so enjoined.

Item 6. Executive Compensation - Remuneration of Directors and Officers.

Specified below, in tabular form, is the aggregate annual remuneration of the Company's Chief Executive Officer and the four (4) most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of the Company's last completed fiscal year.

================================================================================
Name of individual or         Capacities in which               Aggregate
Identity of Group             remuneration was received         remuneration
--------------------------------------------------------------------------------
None(1)                       None                              None
================================================================================


--------
(1) The officers and directors of the Company received no direct compensation from the Company during the Company's most recent fiscal year. The officers and directors of the Company are reimbursed for expenses incurred on behalf of the Company.

There was no compensation paid to any executive officer of the Company at any time from its formation through June 30, 1999.

Item  7. Certain Relationships and Related Transactions

Compensation to Officers and Directors of the Company. As of June 30, 1999, no compensation has been paid or accrued to any of the officers or directors of the Company.

Related Party Transactions. Gordon McDougall is the President, Chief Executive Officer, Secretary, Chief Financial Officer and a director of the Company. He is also the President and sole shareholder of Campbell Capital Advisory, Inc. ("Campbell"). During the fiscal year ended March 31, 1999, Campbell advanced US$20,469 to the Company to fund the Company's initial operations. From January 19, 1999 (inception) through the period ending June 30, 1999, the Company had repaid US$16,000. During the fiscal quarter ended June 30, 1999, Campbell advanced a further US$5,398 to the Company. The loan is unsecured and bears no interest. The Company is not required to repay the loan within any specified period of time.

The Company occupies office space furnished by Campbell Capital Advisory, Inc., in premises rented to Campbell Capital Advisory, Inc., by International Parkside on a month-to-month basis. From January 19, 1999 (inception) through the period ending March 31, 1999, the Company had paid to International Parkside a total of US$1,700 rent. During the three-month period ended June 30, 1999, the Company paid to International Parkside a total of US$1400 rent.

The Company and Campbell have a verbal agreement whereby the Company pays Campbell consulting fees for the services of Gordon McDougall of approximately US$5,000 per month. Mr. McDougall is the President and the sole shareholder of Campbell, as well as the President, Chief Executive Officer, Secretary and Chief Financial Officer of the Company. Through the period ending March 31, 1999, the Company had paid US$5,000 in consulting fees to Campbell. During the three-month period ended June 30, 1999, the Company accrued US$15,000 in consulting fees.

Transactions with Promoters. Gordon McDougall was the promoter of the Company, but did not receive compensation for those services.

Item  8. Legal Proceedings

There are no legal actions pending against the Company nor are any such legal actions contemplated.

Item  9. Market For Common Equity and Related Stockholder Matters

There is currently no market for the Company's common stock, although the Company anticipates applying to participate in the OTC Bulletin Board electronic quotation system maintained by the National Association of Securities Dealers, Inc.

As of June 30, 1999, there were approximately 18 holders of the Company's US$.001 par value common stock. There have been no cash dividends declared on the Company's common stock in the last two fiscal years. Dividends are declared at the sole discretion of the Company's Board of Directors.

Item 10. Recent Sales of Unregistered Securities

There have not been sales of unregistered securities within the last three (3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following:

On or about January 19, 1999, the Company commenced an offering of shares of its US$.001 par value common stock for US$.001 per share. Those shares were issued in reliance on an exemption from the registration requirements of the Securities Act of 1933 ("Act") specified by the provisions of Section 3(b) of the Act and Rule

504 of Regulation D promulgated by the Securities and Exchange Commission pursuant to that Section 3(b). Through June 30, 1999, the Company had sold a total of 7,170,000 shares of its US$.001 par value common stock pursuant to that offering. The shares were sold to non-U.S. citizens as that term is defined in the relevant securities law. The gross proceeds from that offering amounted to US$7,170, all of which was allocated to working capital.

In or about March of 1999, the Company commenced an offering of shares of its US$.001 par value common stock for US$.50 per share. The shares were issued in reliance on an exemption from the registration requirements of the Act specified by the provisions of Section 3(b) of the Act and Rule 504 of Regulation D promulgated by the Securities and Exchange Commission pursuant to Section 3(b). Through June 30, 1999, the Company had sold a total of 140,660 shares of its common stock pursuant to that offering. The shares were sold to non-U.S. citizens and accredited investors as those terms are defined in the relevant securities law. The gross proceeds to the Company amounted to US$70,330, all of which was allocated to working capital.

Item 11. Description of Securities

The Company is authorized to issue 50,000,000 shares of common stock, US$.001 par value, each share of common stock having equal rights and preferences, including voting privileges; and 5,000,000 shares of preferred stock, US$.001 par value. As of June 30, 1999, there were 7,310,660 shares of the Company's common stock were issued and outstanding, and no shares of the Company's US$.001 par value preferred stock issued and outstanding. As of March 31, 1999, the Company had received a total of US$72,500 as proceeds from the sale of its common stock pursuant to the offerings described in Item 10 of this Amendment No. 1 to the Company's 10-SB. On or about April 15, 1999, the Company received US$5,000 as money owed on the sale of its common stock pursuant to the above-referenced offerings. The receipt of this sum is reflected in the attached financial statements for the period ended June 30, 1999, as "Receipt of stock subscriptions receivable".

The shares of US$.001 par value common stock of the Company constitute equity interests in the Company entitling each shareholder to a pro rata share of cash distributions made to shareholders, including dividend payments. The Bylaws of the Company specify how the cash available for distribution, whether occurring from operations or sales or refinancing, is to be shared among the shareholders. The holders of the Company's common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors of the Company or any other matter, with the result that the holders of more than fifty percent (50%) of the shares voted for the election of those directors can elect all of the directors. The holders of the Company's common stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors from funds legally available therefore; provided, however, that cash dividends are at the sole discretion of the Company's Board of Directors. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities of the Company and after provision has been made for each class of stock, if any, having preference in relation to the Company's US$.001 par value common stock. Holders of the shares of Company's common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Company's common stock. All of the outstanding shares of Company's common stock are duly authorized, validly issued, fully paid and non-assessable.

Item  12. Indemnification of Directors and Officers

Article Twelve of the Company's Articles of Incorporation provides that no director or officer of the Company shall be personally liable to the Company or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer; provided, however, that the foregoing provision does not eliminate or limit the liability of a director or officer for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes.

The Company anticipates that it will enter into indemnification agreements with each of its directors and executive officers pursuant to which the Company agrees to indemnify each such director and executive officer for all expenses and liabilities, including criminal monetary judgments, penalties and fines, incurred by such director and officer in connection with any criminal or civil action brought or threatened against such director or officer by reason of such person being or having been an officer or director of the Company. In order to be entitled to indemnification by the Company, such person must have acted in good faith and in a manner such officer or director believed to be in the best interests of the Company and, with respect to criminal actions, the officer or director must have had no reasonable cause to believe his or her conduct was unlawful.

IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, INDEMNIFICATION FOR LIABILITIES ARISING PURSUANT TO THE SECURITIES ACT OF 1933 IS CONTRARY TO PUBLIC POLICY AND, THEREFORE, UNENFORCEABLE.

Item 13. Financial Statements.

     Copies of the financial  statements  specified in Regulation  228.310 (Item
310) are filed with this Amendment No. 1 to Registration Statement, Form 10-SB (see Item 15 below).

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

     There have been no changes in or disagreements with the Company's accountants since the formation of the Company required to be disclosed pursuant to Item 304 of Regulation S-B.

Item 15. Financial Statements and Exhibits

(a) Index to Financial Statements

Independent Auditor's Report                                          F-1

Audited Balance Sheet
as at March 31, 1999                                                  F-2

Audited Statement of Operations and
Accumulated Deficit for the Period from
January 19, 1999 (inception) to March 31, 1999                        F-3

Audited Statement of Stockholders' Equity
for the Period from January 19, 1999 (inception)
to March 31, 1999                                                     F-4

Audited Statement of Cash Flows for the Period From
January 19, 1999 (inception) to March 31, 1999                        F-5

Notes to Financial Statements as at
March 31, 1999                                                   F-6 through F-9

Unaudited Consolidated Balance Sheet
as at June 30, 1999                                                   F-10

Unaudited Consolidated Statement of Loss
for the Period Ended June 30, 1999                                    F-11

Unaudited Consolidated Statement of Stockholders' Equity
for the Period Ended June 30, 1999                                    F-12

Unaudited Consolidated Statement of Cash Flows
for the Period Ended June 30, 1999                                    F-13

Notes to the Consolidated Financial Statements
as at June 30, 1999                                            F-14 through F-15

(b) Index to Exhibits

Copies of the following documents are filed with this Registration Statement, Amendment No. 1 to Form 10-SB as exhibits:

Index to Exhibits

Financial Data Schedule
for the Period from January 19, 1999 (inception)
through the Period Ended March 31, 1999                              E-1

Financial Data Schedule
for the Period from April, 1999 through
the Period Ended June 30, 1999                                       E-2

                                   SIGNATURES

In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, Luna Medical Technologies, Inc. has duly caused this Amendment No. 1 to the Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of ___________, on September ___, 1999.

                                             Luna Medical Technologies, Inc.,
                                             a Nevada corporation

                                             By:     /s/ Gordon McDougall
                                                     ---------------------------
                                                     Gordon McDougall
                                             Its:    President

Board of Directors
Luna Medical Technologies, Inc.
1820 - 1095 West Pender Street
Vancouver, BC   V6E 2M6


                          Independent Auditor's Report

We have audited the accompanying balance sheet of Luna Medical Technologies, Inc., formerly Luna Technologies, Inc., (a development stage enterprise), as of March 31, 1999 and the related statements of operations and accumulated deficit, stockholders' equity and cash flows for the period from January 19, 1999 (inception) to March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Luna Medical Technologies, Inc., formerly Luna Technologies, Inc. as of March 31, 1999, and the results of its operations and its cash flows for the period from January 19, 1999 (inception) to March 31, 1999, in conformity with generally accepted accounting principles.



Williams & Webster, P.S.
Spokane, Washington
May 31, 1999 (Except for Note 8, as to which the date is September 17, 1999)

                         LUNA MEDICAL TECHNOLOGIES, INC.
                        Formerly Luna Technologies, Inc.
                         (A DEVELOPMENT STAGE ENTERPISE)
                                  Balance Sheet
                                 March 31, 1999


ASSETS
      CURRENT ASSETS
           Cash on hand and in banks                                        $  9,897
           Accounts receivable                                                 1,091
           Loan receivable                                                    40,000
           GST receivable                                                        920
           Prepaid marketing expense                                          16,453
           Prepaid expenses                                                    5,637
           Inventory                                                           1,012
                                                                            --------
                TOTAL CURRENT ASSETS                                          75,010

      OTHER ASSETS
           Licensing agreement                                                     1
                                                                            --------
                TOTAL OTHER ASSETS                                                 1
                                                                            --------

           TOTAL ASSETS                                                     $ 75,011
                                                                            ========

LIABILITIES & STOCKHOLDERS' EQUITY
      CURRENT LIABILITIES
           Accounts payable                                                 $ 10,556
           Accrued marketing costs                                            16,453
           Royalties payable                                                     130
           Short terms loans - CCA                                             4,469
                                                                            --------
                TOTAL CURRENT LIABILITIES                                     31,608

      COMMITMENTS AND CONTINGENCIES                                             --
                                                                            --------

           TOTAL LIABILITIES                                                  31,608
                                                                            --------

      STOCKHOLDERS' EQUITY
           Preferred stock, 5,000,000 shares authorized, $.001 par value;
                no shares issued and outstanding                                --
           Common stock, 50,000,000 shares authorized, $.001 par value;
                7,310,660 shares issued and outstanding                        7,311
           Additional paid-in-capital                                         70,189
           Stock subscriptions receivable                                     (5,000)
           Accumulated deficit during developmental stage                    (29,097)
                                                                            --------
           TOTAL STOCKHOLDERS' EQUITY                                         43,403
                                                                            --------

           TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       $ 75,011
                                                                            ========

   The accompanying notes are an integral part of these financial statements.

                         LUNA MEDICAL TECHNOLOGIES, INC.
                        Formerly Luna Technologies, Inc.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                 STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
       For the Period From January 19, 1999 (inception) to March 31, 1999



REVENUES                                                            $     1,020
COST OF GOODS SOLD                                                         (827)
                                                                    -----------
           GROSS MARGIN ON SALES                                            193

EXPENSES
      Consulting                                                         13,163
      Legal                                                               2,506
      Marketing expense                                                   5,907
      Office Expense                                                        673
      Rent                                                                1,700
      Transfer agent                                                      2,798
      Travel Expense                                                      1,199
      Stock issuance costs                                                1,344
                                                                    -----------
           TOTAL EXPENSES                                                29,290
                                                                    -----------

NET LOSS FROM OPERATIONS                                                (29,097)

ACCUMULATED DEFICIT, BEGINNING BALANCE                                     --
                                                                    -----------

ACCUMULATED DEFICIT, ENDING BALANCE                                 $   (29,097)
                                                                    ===========

      NET LOSS PER COMMON SHARE                                     $     (0.01)
                                                                    ===========

      WEIGHTED AVERAGE NUMBER OF
           COMMON STOCK SHARES OUTSTANDING                            5,154,552
                                                                    ===========

   The accompanying notes are an integral part of these financial statements.

                         LUNA MEDICAL TECHNOLOGIES, INC.
                        Formerly Luna Technologies, Inc.
                         (A DEVELOPMENT STAGE ENTERPISE)
                        Statement of Stockholders' Equity
       For the Period From January 19, 1999 (inception) to March 31, 1999


                                          Common Stock
                                   ------------------------    Additional                   Stock         Total
                                     Number                     Paid-In    Accumulated  Subscriptions  Stockholders'
                                   of Shares       Amount       Capital      Deficit      Receivable      Equity
                                   ----------    ----------    ----------   ----------  -------------  -------------
Issuance of common stock
     through March 1999:
     for cash at $.001 per share    7,170,000    $    7,170    $     --     $     --      $             $    7,170

Issuance of common stock
     through March 1999:
     for cash at $.50 per share       140,660           141        70,189         --          (5,000)       65,330

Loss for period ending,
     March 31, 1999                                                            (29,097)                    (29,097)
                                   ----------    ----------    ----------   ----------    ----------    ----------

Balance
     March 31, 1999                 7,310,660    $    7,311    $   70,189   $  (29,097)   $   (5,000)   $   43,403
                                   ==========    ==========    ==========   ==========    ==========    ==========


   The accompanying notes are an integral part of these financial statements.

                         LUNA MEDICAL TECHNOLOGIES, INC.
                        Formerly Luna Technologies, Inc.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                             Statement of Cash Flows
       For the Period From January 19, 1999 (inception) to March 31, 1999



Cash flows from operating activities:
      Net loss                                                         $(29,097)
      Adjustments to reconcile net loss
           to net cash used by operating activities:
      Increase (decrease) in:
           Accounts receivable                                           (2,011)
           Prepaid expenses                                             (22,090)
           Inventory                                                     (1,012)
      (Increase) decrease in:
           Accounts payable                                              10,556
           Accrued liabilities                                           16,583
                                                                       --------
Net cash (used) in operating activities                                 (27,071)
                                                                       --------

Cash flows from investing activities:
      Loan to licensor pursuant to licensing agreement                  (40,000)
      Acquisition cost of license                                            (1)
                                                                       --------
Net cash (used) by investing activities                                 (40,001)
                                                                       --------

Cash flows from financing activities:
      Proceeds from Sale of Common Stock                                 72,500
      Proceeds from short-term loan payable                              20,469
      Repayment of short-term loan payable                              (16,000)
                                                                       --------
Net cash provided by financing activities                                76,969
                                                                       --------

Change in cash                                                            9,897

Cash, beginning of period                                                  --
                                                                       --------

Cash, end of period                                                    $  9,897
                                                                       ========

Supplemental disclosures:

Interest paid                                                          $   --
Income taxes paid                                                      $   --


   The accompanying notes are an integral part of these financial statements.

                         LUNA MEDICAL TECHNOLOGIES, INC.
                        Formerly Luna Technologies, Inc.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                        NOTES TO THE FINANCIAL STATEMENTS
                                 March 31, 1999


NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Luna Medical Technologies, Inc., formerly Luna Technologies, Inc., (hereinafter "the Company"), was incorporated January 19, 1999 under the laws of the State of Nevada for the purpose of engaging in any lawful activity. The Company has entered into an exclusive worldwide license agreement with Luna Products, Inc., the manufacturer of the Luna Fertility Indicator, to distribute the Indicator, and is in the process of developing marketing plans for the products acquired. The Company maintains an office in Vancouver, British Columbia.

On May 31, 1999 the Company amended its articles of incorporation to reflect the name change to Luna Medical Technologies, Inc.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Luna Medical Technologies, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Development Stage Activities

The Company has been in the development stage since its formation in January, 1999 and has not yet realized any significant revenues from its planned operations. It is primarily engaged in the distribution of the Luna Fertility Indicator, and is in the process of developing marketing plans for the products acquired.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting.

Loss Per share

Loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding.

                         LUNA MEDICAL TECHNOLOGIES, INC.
                        Formerly Luna Technologies, Inc.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                        NOTES TO THE FINANCIAL STATEMENTS
                                 March 31, 1999


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Provision for Taxes

At March 31, 1999, the Company had net operating loss of approximately $29,100. No provision for taxes or tax benefit has been reported in the financial statements, as there is not a measurable means of assessing future profits or losses.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Translation of Foreign Currency

The Company has adopted Financial Accounting Standard No. 52. The Canadian foreign exchange rate has remained approximately the same since inception therefore, there are no material exchange rate transaction gains or losses. In the future, the Company will record such transactions in the Statement of Stockholders' Equity.


NOTE 3 - DETAILS OF SHORT-TERM DEBT

Short-term loan payable consists of the following at March 31, 1999:

Campbell Capital Advisory, Inc. (CCA)                             $4,469

During this period CCA advanced $20,469, of which $16,000 has been repaid. The loan payable is unsecured and bears no interest. The Company intends to pay the balance when funds become available. It is payable to a related company under the control of the Company's president (see Note 5).

                         LUNA MEDICAL TECHNOLOGIES, INC.
                        Formerly Luna Technologies, Inc.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                        NOTES TO THE FINANCIAL STATEMENTS
                                 March 31, 1999


NOTE 4 - COMMON STOCK

Upon incorporation, 7,310,660 shares of common stock were sold, 7,170,000 at $.001 per share, and 140,660 at $.50 per share, under Regulation D, Rule 504.

No shares of preferred stock were issued during the period ending March 31, 1999.


NOTE 5 - RELATED PARTIES

The President and Chief Executive Officer of the Company, Gordon C. McDougall, is also the president and stockholder of Campbell Capital Advisory, Inc., which has advanced funds to the Company to begin operations and to retain the services of an attorney. The Company occupies office space contracted by Campbell Capital Advisory, Inc. The rental agreement is a monthly agreement with International Parkside, for which the Company paid one month's rent during the reporting period.

During the period ended March 31, 1999, Campbell Capital Advisory, Inc. was paid $5,000 in consulting fees for the services of Mr. McDougall.


NOTE 6 -  COMMITMENTS AND CONTINGENCIES

On January 31, 1999, Luna Medical Technologies, Inc. entered into a licensing agreement with Luna Products, Inc. (LPI). This arrangement is recorded as a loan receivable of $40,000 and as deferred and accrued marketing expenses, originally in the sum of $20,000. The value ascribed by the agreement to the license is $1. The Agreement calls for the loan to be paid by a CDN $1 fee per unit for the first 30,000 units sold, and then a CDN$.50 fee per unit sold in perpetuity. Until May 31, 1999, the agreement can be modified and the loan converted into 50% of the common stock of Luna Products, Inc. The loan does not have a stated rate of interest and management believes that sales should result in a complete repayment of this loan within one year. Furthermore, the Licensing Agreement calls for continuing royalties of 5% of Luna Medical Technologies' gross sales to Luna Products, Inc. and CDN $1 to Jim Emmerson, a director of LPI, for each unit sold, in perpetuity. Each of these royalties will be paid one month in arrears.

On May 6, 1999, the Company and LPI agreed to certain modifications to the Licensing agreement. The Company agreed not to exercise its right to acquire a 50% equity interest in LPI. The companies agreed to certain pricing and purchasing structures and increased the required total marketing obligation to CDN $250,000, to be expended by May 31, 2000.

                         LUNA MEDICAL TECHNOLOGIES, INC.
                        Formerly Luna Technologies, Inc.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                        NOTES TO THE FINANCIAL STATEMENTS
                                 March 31, 1999


NOTE 7 -  YEAR 2000 ISSUES

Historically, certain computer programs were written using two digits rather than four to define the applicable year. Therefore, like other companies, Luna Medical Technologies, Inc. could be adversely affected if the computer systems the Company, its suppliers or customers use do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment and elevators, etc. At this time, because of the complexities involved in the issue, management cannot provide assurance that the Year 2000 issue will not have an impact on the Company's operations.

The Company has performed an assessment of the major information technology systems of the Company and expects that all necessary modifications and replacements will be completed in a timely manner to ensure that the systems are Year 2000 compliant. However, the Company cannot reasonably determine the extent to which systems of significant customers vendors or suppliers are Year 2000 compliant, and therefore cannot determine what effect, if any, the Year 2000 issue could have on the Company. The costs incurred by the Company to address the Year 2000 issue have been de-minimus, and expensed as incurred.


NOTE 8 - SUPPLEMENTAL DISCLOSURES

In compliance with Securities and Exchange Commission comment letter dated August 6, 1999, certain information was changed in Notes 1, 6 and 7. These changes were for disclosure purposes only, and did not affect the financial statements.

LUNA MEDICAL TECHNOLOGIES, INC.
Consolidated Balance Sheet
(Unaudited - Prepared by Management)
June 30, 1999

--------------------------------------------------------------------------------



                  ASSETS                                               June 30    March 31
                                                                          1999        1999
CURRENT ASSETS
      Cash                                                            $  4,486    $  9,897
      Accounts receivable                                                3,312       1,091
      Loan receivable                                                   40,000      40,000
      Goods and Services Tax recoverable                                 3,391         920
      Inventory                                                          1,041       1,012
      Prepaid marketing expense                                             --      16,453
      Prepaid expenses                                                      --       5,637
                                                                      --------    --------
                                                                        52,230      75,010
                                                                      --------    --------

OTHER ASSETS
      Marketing licence                                                      1           1
      Trademark                                                            710          --
                                                                      --------    --------
                                                                           711           1
                                                                      --------    --------
                                                                      $ 52,941    $ 75,011
                                                                      ========    ========


                  LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
      Accounts payable and accrued liabilities                        $ 47,964    $ 10,686
      Accrued marketing costs                                               --      16,453
      Short term loans payable                                          26,806       4,469
                                                                      --------    --------
                                                                        74,770      31,608
                                                                      --------    --------

STOCKHOLDERS' EQUITY
      Preferred stock, 5,000,000 shares authorized, $.001 par value
            no shares issued and outstanding                                --          --
      Common stock, 50,000,000 shares authorized, $.001 par value
            7,310,660 shares issued and outstanding                      7,311       7,311
      Additional paid-in capital                                        70,189      70,189
      Stock subscriptions receivable                                        --      (5,000)
      Deficit                                                          (99,329)    (29,097)
                                                                      --------    --------
                                                                       (21,829)     43,403
                                                                      --------    --------
                                                                      $ 52,941    $ 75,011
                                                                      ========    ========


The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

LUNA MEDICAL TECHNOLOGIES, INC.
Consolidated Statement of Loss
(Unaudited - Prepared by Management)
For the three month period ended June 30, 1999

--------------------------------------------------------------------------------



SALES                                                               $    15,547

COST OF SALES                                                             9,282

GROSS PROFIT                                                              6,265

EXPENSES
      Audit and accounting                                                7,017
      Bank charges and interest                                             733
      Consulting                                                         11,437
      Legal                                                               5,498
      Management fees                                                    15,000
      Marketing                                                          24,787
      Office and telephone                                                7,098
      Rent                                                                3,000
      Transfer agent                                                      1,334
      Travel                                                                593
                                                                    -----------
                                                                         76,497
                                                                    -----------
NET LOSS                                                            $   (70,232)
                                                                    ===========



NET LOSS PER COMMON SHARE                                           $     (0.01)
                                                                    ===========

WEIGHTED AVERAGE NUMBER OF
      COMMON STOCK SHARES OUTSTANDING                                 7,310,660
                                                                    ===========









The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

LUNA MEDICAL TECHNOLOGIES, INC.
Consolidated Statement of Stockholders' Equity
(Unaudited - Prepared by Management)
For the three month period ended June 30, 1999

--------------------------------------------------------------------------------




COMMON STOCK
      Balance, beginning and end of period                             $  7,311
                                                                       --------


ADDITIONAL PAID-IN CAPITAL
      Balance, beginning and end of period                               70,189
                                                                       --------


DEFICIT
      Balance, beginning of period                                      (29,097)
      Net loss                                                          (70,232)
                                                                       --------
      Balance, end of period                                            (99,329)
                                                                       --------


TOTAL STOCKHOLDERS' EQUITY                                             $(21,829)
                                                                       ========







The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

LUNA MEDICAL TECHNOLOGIES, INC.
Consolidated Statement of Cash Flows
(Unaudited - Prepared by Management)
For the three month period ended June 30, 1999

--------------------------------------------------------------------------------



CASH FLOWS FROM OPERATING ACTIVITIES
      Net loss                                                         $(70,232)
      Changes in non-cash working capital
            Accounts receivable                                          (2,221)
            Goods and Services Tax recoverable                           (2,471)
            Inventory                                                       (29)
            Prepaid marketing expense                                    16,453
            Prepaid expenses                                              5,637
            Accounts payable and accrued liabilities                     37,278
            Accrued marketing costs                                     (16,453)
                                                                       --------
                                                                        (32,038)
                                                                       --------

CASH FLOWS FROM INVESTING ACTIVITIES
      Trademark registration costs                                         (710)
                                                                       --------


CASH FLOWS FROM FINANCING ACTIVITIES
      Proceeds from short term loans payable                             22,337
      Receipt of stock subscriptions receivable                           5,000
                                                                       --------
                                                                         27,337
                                                                       --------

CHANGE IN CASH                                                           (5,411)

CASH, beginning of period                                                 9,897
                                                                       --------

CASH, end of period                                                    $  4,486
                                                                       ========



Supplemental disclosures:
      Interest paid                                                    $     10
      Income taxes paid                                                $     --




The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

LUNA MEDICAL TECHNOLOGIES, INC.
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
June 30, 1999

--------------------------------------------------------------------------------


1.   ORGANIZATION AND DESCRIPTION OF BUSINESS

     Luna Medical Technologies, Inc. and its wholly-owned subsidiary, Luna Fertility Indicator, Inc. were incorporated, respectively, January 19, 1999 under the laws of the State of Nevada and May 11, 1999 under the laws of the Province of British Columbia, Canada for the purpose of engaging in any lawful activity. The company has entered into an exclusive worldwide licence agreement with Luna Products Inc. to distribute the Luna Fertility Indicator, and is in the process of developing and implementing marketing plans for the products acquired. The company and its subsidiary maintain offices in Vancouver, British Columbia, Canada.

     On May 31, 1999, the company amended its articles of incorporation to reflect the change of its name from Luna Technologies, Inc. to Luna Medical Technologies, Inc.


2.   SHORT TERM LOANS PAYABLE

     Short term loans payable consist of the following:

     Loan payable to Campbell Capital Advisory, Inc. - an     $ 9,867   $ 4,469
           unsecured loan bearing no interest and with no
           fixed terms of repayment. Campbell Capital
           Advisory, Inc. is a private corporation controlled
           by the President of the company
     Loan payable to Javelin Enterprises - an unsecured        16,939        --
           loan bearing interest at 10% per annum
           Repayable without notice or penalty. Due
           June 2, 2000
                                                              -------   -------
     Total                                                    $26,806   $ 4,469
                                                              =======   =======


3.   RELATED PARTY TRANSACTIONS

     During the period, the company entered into transactions with related parties as follows:

     Management fees paid to a company of the President                  $15,000
     Marketing expenses reimbursed to a company of the President           7,500
     Office expenses reimbursed to a company of the President              2,700

LUNA MEDICAL TECHNOLOGIES, INC.
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
June 30, 1999

--------------------------------------------------------------------------------


4.   COMMITMENTS AND CONTINGENCIES

     On January 31, 1999, the company entered into a licencing agreement with Luna Products Inc. (LPI). This arrangement is recorded as a loan receivable of US$40,000 and a marketing licence of US$1. The agreement calls for the loan to be paid by a CDN$1 fee per unit for the first 30,000 units sold, and then a CDN$0.50 fee per unit sold in perpetuity. The loan does not have a stated rate of interest and management believes that sales should result in a complete repayment of this loan within one year. Furthermore, the licencing agreement calls for continuing royalties of 5% of Luna Medical Technologies' gross sales to Luna Products Inc. and CDN$1 to Jim Emmerson, a director of LPI, for each unit sold in perpetuity. Each of these royalties will be paid one month in arrears.

     On May 6, 1999, the company and LPI agreed to certain modifications to the licence agreement as to certain pricing and purchasing structures, and the company agreed to incur marketing expenses totalling not less than CDN$250,000 by May 31, 2000.